Exhibit 7.1

Millar Western Forest Products Ltd.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2012		2011		2010
IFRS	(in thousands, except ratios)
EARNINGS:
Earnings before income taxes	$(12,716)		$1,208		$20,573

Fixed charges	20,531		19,812		17,841

TOTAL EARNINGS	$7,815		$21,020		$38,414

FIXED CHARGES:
Interest expense	$20,033		$19,269		$17,162
Amortization of deferred financing costs	498		543		679

TOTAL FIXED CHARGES	$20,531		$19,812		$17,841

RATIO OF EARNINGS TO FIXED CHARGES	0.4	x	1.1	x	2.2	x

Millar Western Forest Products Ltd.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2009		2008
Previous GAAP	(in thousands, except ratios)
EARNINGS:
Earnings before income taxes	$(14,880)		$(26,665)

Fixed charges	18,097		18,210

TOTAL EARNINGS	$3,217		$(8,455)

FIXED CHARGES:
Interest expense	$18,097		$18,210
Amortization of deferred financing costs	-		-

TOTAL FIXED CHARGES	$18,097		$18,210

RATIO OF EARNINGS TO FIXED CHARGES	0.2	x	-	x